SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233065 10 1
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)

       [X]        Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 2 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Jack Seibald
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              608,750 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            565,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           673,750 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                565,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 3 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Stephanie Seibald
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            565,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                565,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 4 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     SDS Partners I, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              500,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           500,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 5 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Boxwood FLTD Partners
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              15,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           15,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 6 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Steward Spector IRA
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              30,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           30,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 7 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barbara Spector IRA Rollover
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              15,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           15,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 8 of 14
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Karen Dubrowsky IRA
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              20,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           20,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,750 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [x]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (Based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                               Page 9 of 14

Item 1.   Name of the Issuer and Address:

         (a) DCAP Group, Inc. ("DCAP").

         (b) The principal executive offices of DCAP are 1158 Broadway, Hewlett, New York 11557.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number:

Items 2(a), (b), (c)

         This Schedule 13G ("Statement") is being filed by Jack Seibald ("J. Seibald"), Stephanie Seibald ("S. Seibald"), SDS Partners I, Ltd., a Florida limited partnership ("SDS"), Boxwood FLTD Partners, a Delaware limited partnership ("Boxwood"), Stewart Spector IRA ("S. Spector"), Barbara Spector IRA Rollover ("B. Spector") and Karen Dubrowsky IRA ("Dubrowsky", which together with J. Seibald, S. Seibald, SDS, Boxwood, S. Spector and B. Spector shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as "Members"). The address of the principal business office of each of J. Seibald, S. Seibald and Boxwood is 1336 Boxwood Drive West, Hewlett Harbor, NY 11557. The address of the principal business office of SDS, S. Spector and B. Spector is 43 Hampshire Lane, Boyton Beach, FL 33436. The address of the principal business office of Dubrowsky is 36 East Voss Avenue, East Rockaway, NY 11518. J. Seibald is a citizen of the Netherlands. S. Seibald, S. Spector, B. Spector and Dubrowsky are United States citizens.

Item 2(d), (e)

         This Statement relates to the Common Stock, $.01 par value per share, of DCAP (the "DCAP Common Stock"). The CUSIP number for the DCAP Common Stock is 233065 10 1.

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

Item 4.  Ownership:

         J. Seibald and S. Seibald, jointly, own 565,000 shares of DCAP Common Stock, representing 4.5% of DCAP issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). J. Seibald and S. Seibald are husband and wife. J. Seibald owns an additional 93,750 shares of DCAP Common Stock through a warrant dated as of July 10, 2003, representing 0.8% of DCAP issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). SDS owns 500,000 shares of DCAP Common Stock (the "SDS Shares"), representing 4.0% of DCAP's issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). Boxwood owns 15,000 shares of DCAP Common Stock (the "Boxwood Shares"), representing 0.1% of DCAP's issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). S. Spector owns 30,000 shares of DCAP Common Stock (the "S. Spector Shares"), representing 0.2% of DCAP's issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). B. Spector owns 15,000 shares of DCAP Common Stock (the "B. Spector Shares"), representing 0.1% of DCAP's issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). Dubrowsky owns 20,000 shares of DCAP

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                              Page 10 of 14

Common Stock (the "Dubrowsky Shares"), representing 0.2% of DCAP's issued and outstanding shares (based on 12,462,152 shares outstanding on 10/31/03, plus the share of Common Stock purchased by the Reporting Persons). S. Spector and B. Spector are S. Seibald's parents. Dubrowsky is J. Seibald's sister-in-law.

         J. Seibald, S. Seibald, their three children, S. Spector, B. Spector and Dubrowsky are beneficiaries of a trust that is a limited partner of SDS. Boxwood is owned and operated by J. Seibald. SDS, Boxwood, S. Spector, B. Spector and Dubrowsky have each granted to J. Seibald the power-of-attorney to hold, pledge, transfer, assign, sell or otherwise dispose of, by endorsement or otherwise, the SDS Shares, the Boxwood Shares, the S. Spector Shares, the B. Spector Shares and the Dubrowsky Shares, respectively. SDS and Boxwood have each additionally granted to J. Seibald the power-of-attorney to attend, vote for and otherwise take part in all and any general meetings of DCAP, whether ordinary or extraordinary, held by or in connection with the SDS Shares and the Boxwood Shares.

         The shares of Common Stock reported in this Schedule 13G do not include 135,000 shares of DCAP Common Stock issuable upon the exercise of a warrant held by S. Spector (the "Spector Warrant"). The Spector Warrant is subject to a conversion cap that precludes the holder thereof and its affiliates and any other persons or entities whose beneficial ownership would be aggregated with the holder's (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) (the "Owners") from utilizing its exercise rights to the extent that any of the Owners would beneficially own in excess of 9.999% of the DCAP Common Stock, giving effect to such exercise. The shares of Common Stock reported in this Schedule 13G include 15,000 shares of DCAP Common Stock issuable upon the exercise of the Spector Warrant since the exercise of the Spector Warrant with respect to such 15,000 shares would not cause any of the Owners to beneficially own in excess of 9.999% of the DCAP Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         The members of the Group are Jack Seibald, Stephanie Seibald, SDS Partners I, Ltd., Boxwood FLTD Partners, Stewart Spector IRA, Barbara Spector IRA Rollover and Karen Dubrowsky IRA.

Item 9.  Notice of Dissolution of a Group:

         Not applicable.

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                              Page 11 of 14


Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                              Page 12 of 14


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12,2004


                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald


                                            By:     /s/ Stephanie Seibald
                                               -------------------------------
                                               Stephanie Seibald


                                            SDS PARTNERS I, LTD.

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            BOXWOOD FLTD PARTNERS

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            STEWART SPECTOR IRA

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            BARBARA SPECTOR IRA ROLLOVER

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            KAREN DUBROWSKY IRA

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 12th day of February, 2004 by and among JACK SEIBALD ("J. Seibald"), STEPHANIE SEIBALD ("S. Seibald"), SDS PARTNERS I, LTD. ("SDS"), a Florida limited partnership, BOXWOOD FLTD PARTNERS ("Boxwood"), a Delaware limited partnership, STEWART SPECTOR IRA ("S. Spector") BARBARA SPECTOR IRA ROLLOVER ("B Spector") and KAREN DUBROWSKY IRA ("Dubrowsky"),

     WHEREAS, J. Seibald, S. Seibald, SDS, Boxwood, S. Spector, B Spector and Dubrowsky collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value of DCAP Group, Inc. ("DCAP"), a Delaware corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. Seibald, S. Seibald, SDS, Boxwood, S. Spector, B Spector and Dubrowsky hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of DCAP Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.


                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald


                                            By:     /s/ Stephanie Seibald
                                               -------------------------------
                                               Stephanie Seibald


                                            SDS PARTNERS I, LTD.

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            BOXWOOD FLTD PARTNERS

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            STEWART SPECTOR IRA

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            BARBARA SPECTOR IRA ROLLOVER

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact


                                            KAREN DUBROWSKY IRA

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact